ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED		BOND NUMBER
State Street Variable Insurance Series Funds, Inc.		11907115B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
November 30, 2016	December 30, 2015 to December 30, 2016	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

GE Investment Funds, Inc.

is changed to:

State Street Variable Insurance Series Funds, Inc.

•	GE Investments S&P 500 Index Fund, a series fund of:

GE Investments Funds, Inc.

is changed to:

•	State Street S&P 500 Index V.I.S. Fund, a series fund of:

State Street Variable Insurance Series Funds, Inc.

•	GE Investments Core Value Equity Fund, a series fund of:

GE Investments Funds, Inc.

is changed to:

•	State Street Core Value Equity V.I.S. Fund, a series fund of:

State Street Variable Insurance Series Funds, Inc.

•	GE Investments Income Fund, a series fund of:

GE Investments Funds, Inc.

is changed to:

•	State Street Income V.I.S. Fund, a series fund of:

State Street Variable Insurance Series Funds, Inc.

•	GE Investments Premier Growth Equity Fund, a series fund of:

GE Investments Funds, Inc.

is changed to:

•	State Street Premier Growth Equity V.I.S. Fund, a series fund of:

State Street Variable Insurance Series Funds, Inc.

•	GE Investments Real Estate Securities Fund, a series fund of:

GE Investments Funds, Inc.

is changed to:

•	State Street Real Estate Securities V.I.S. Fund, a series fund of:

State Street Variable Insurance Series Funds, Inc.

•	GE Investments Small-Cap Equity Fund, a series fund of:

GE Investments Funds, Inc.

is changed to:

•	State Street Small-Cap Equity V.I.S. Fund, a series fund of:

State Street Variable Insurance Series Funds, Inc.

•	GE Investments Total Return Fund, a series fund of:

GE Investments Funds, Inc.

is changed to:

•	State Street Total Return V.I.S. Fund, a series fund of:

State Street Variable Insurance Series Funds, Inc.

•	GE Investments U.S. Equity Fund, a series fund of:

GE Investments Funds, Inc.

is changed to:

•	State Street U.S. Equity V.I.S. Fund, a series fund of:

State Street Variable Insurance Series Funds, Inc.

GE Institutional Funds

is changed to:

State Street Institutional Funds

•	GE Institutional Income Fund, a series fund of:

GE Institutional Funds

is changed to:

•	State Street Institutional Income Fund, a series fund of:

State Street Institutional Funds

•	GE Institutional International Equity Fund, a series fund of:

GE Institutional Funds

is changed to:

•	State Street Institutional International Equity Fund, a series fund of:

State Street Institutional Funds

•	GE Institutional Premier Growth Equity Fund, a series fund of:

GE Institutional Funds

is changed to:

•	State Street Institutional Premier Growth Equity Fund, a series fund of:

State Street Institutional Funds

•	GE Institutional S&P 500 Index Fund, a series fund of:

GE Institutional Funds

is changed to:

•	State Street Institutional S&P 500 Index Fund, a series fund of:

State Street Institutional Funds

•	GE Institutional Small-Cap Equity Fund, a series fund of:

GE Institutional Funds

is changed to:

•	State Street Institutional Small-Cap Equity Fund, a series fund of:

State Street Institutional Funds

•	GE Institutional Strategic Investment Fund, a series fund of:

GE Institutional Funds

is changed to:

•	State Street Institutional Strategic Investment Fund, a series fund of:

State Street Institutional Funds

•	GE Institutional US Equity Fund, a series fund of:

GE Institutional Funds

is changed to:

•	State Street Institutional US Equity Fund, a series fund of:

State Street Institutional Funds

•	GE Institutional US Large-Cap Core Equity Fund, a series fund of:

GE Institutional Funds

is changed to:

•	State Street Institutional US Large-Cap Core Equity Fund, a series fund of:

State Street Institutional Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN8.0-00 (01/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER
State Street Variable Insurance Series Funds, Inc.		11907115B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
December 30, 2016	December 30, 2015 to June 30, 2017	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on June 30, 2017

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN9.0-01 (10/08)

STATE STREET INSTITUTIONAL FUNDS

STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC.

I, JoonWon Choe, Secretary of State Street Institutional Funds (the “Institutional Funds”) and State Street Variable Insurance Series Funds, Inc. (the “V.I.S Funds” and together with the Institutional Funds, the “Funds”), do hereby certify that the following are true and correct copies of resolutions duly adopted by the Boards of Trustees/Directors of the Funds at a meeting held on December 14, 2016; and such resolutions have not been amended, modified or rescinded and remain in full force and effect.

VOTED, that it is the finding of the members of the Boards at this Meeting that the six month extension of the Fidelity Bond written by ICI Mutual Insurance Company (the “Bond”) covering the officers and employees of the Institutional Funds, V.I.S. Funds and certain other investment companies advised by SSGA Funds Management, Inc., in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Institutional Funds and V.I.S. Funds to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the assets of the Institutional Funds’ and V.I.S. Funds’ portfolios, the nature of the securities in those portfolios, the number of parties named as insured parties under the Bond and the nature of the business activities of the parties; and further

VOTED, that the premium, if any, to be paid by each such Fund under the extension of the Bond for the six month period ending June 30, 2017 be, and it hereby is, approved by vote of the members of the Boards (all members present at the Meeting voting) and separately by the “non-interested” members, after having given due consideration to, among other things, the number of parties insured under the Bond, the nature of the business activities of those parties, the amount of the Bond, the amount of the premium, if any, for such Bond, the ratable allocation of the premium, if any, among all the parties named as insureds and the extent to which the share of the premium allocated to each such Fund under the Bond is less than the premium, if any, the Fund would have had to pay had each maintained a single insured bond; and further

VOTED, that the extension of the Bond for a six month period ending June 30, 2017 be, and hereby is, approved by vote of a majority of the members of the Boards (all members present at the Meeting voting) and separately by a majority of the “non-interested” members; and further

VOTED, that the actions of the officers of each of the Funds in obtaining the extension of the Bond be, and hereby are, ratified, confirmed and approved; and further

VOTED, that the members of the Boards and the proper officers of the Funds, or any of them, are authorized to make any and all payments and to do any and all other acts, in the name of the Funds and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunto signed my name this 27th day of January, 2017.

/s/ JoonWon Choe
JoonWon Choe
Secretary